

July 23, 2015

Via E-mail
Mr. Robert J. Palmisano
President and Chief Executive Officer
Wright Medical Group, Inc.
1023 Cherry Road
Memphis, TN 38117

Re: Wright Medical Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 26, 2015
Form 10-Q for the Quarterly Period Ended March 31, 2015
Filed April 30, 2015
File No. 1-35823

Dear Mr. Palmisano:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Consolidated Statements of Operations, page 68

1.   Please revise future filings to present the basic and diluted per-share amounts for your discontinued operations in accordance with FASB ASC 260-10-45-3. This information may be presented on the face of your Consolidated Statements of Operations or in a note to the financial statements.

Notes to Consolidated Financial Statements

Note 19. Commitments and Contingencies

Product Liability, page 101

2.   We note the disclosure on page 102 that in an effort to achieve a comprehensive
        settlement of your CONSERVE metal-on-metal hip product liability claims, you have
        "indicated a willingness to contribute up to $30 million," but that you do not believe the
        loss is probable. Please describe for us how you have concluded that the loss was not
        considered probable under paragraphs 25-2 and 25-3 of FASB ASC 450-20 and discuss
        in additional detail how you have communicated the willingness to contribute amounts to
        settle the claims.

Note 20. Segment Data, page 103

3.   In future filings please disclose the geographic information with respect to long-lived
        assets required by FASB ASC 280-10-50-41(b).

Form 10-Q for the Quarterly Period Ended March 31, 2015

Item 1. Financial Statements, page 1

4.   We note significant changes in your stockholders' equity during the period. To enhance
        a reader's understanding of your interim financial statements, in future filings please
        provide an analysis of changes in each balance sheet caption of stockholders' equity in a
        note to your consolidated financial statements or in a separate statement.   Refer to FASB
        ASC 505-10-50-2.

Notes to Consolidated Financial Statements

Note 6. Long-Term Debt and Capital Lease Obligations, page 10

5.   Please revise the note in future filings to disclose the specific terms of the 2020 Notes
        Hedges associated with the 2020 Notes. In particular, please describe the adjustments the
        Option Counterparties have the discretion to make and which may impact the
        effectiveness of the 2020 Note Hedges. Refer to FASB ASC 505-10-50-10.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry at (202) 551-3761, or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 with any questions. You may also reach me at (202) 551-3671.

Sincerely,

/s Martin James

Martin James
Senior Assistant Chief Accountant